EXHIBIT 99

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                                                   Safety-Kleen Corp.
                                                   1000 North Randall Road
                                                   Elgin, IL 60123

                                                   (847) 697-8460

                                                   For further information:


FOR IMMEDIATE RELEASE                              CONTACT:  MAUREEN FISK
                                                             (847) 468-2452


                    SAFETY-KLEEN REPORTS SECOND QUARTER 1997
                            AND YEAR TO DATE RESULTS


ELGIN, ILLINOIS -- JULY 8, 1997 -- Safety-Kleen Corp. (NYSE:SK) today announced results for the second quarter ended June 14, 1997. Consolidated revenue for the 12-week period was $230 million, up 9% compared with $211 million in the same quarter in 1996. Net earnings were $13.3 million, or $0.23 per share, compared with $13.6 million, or $0.23, in the same quarter one year ago.

For the first twenty-four weeks of 1997, consolidated revenue increased 9% from the previous year to $450 million. Net earnings for the first two quarters of 1997 totaled $25.2 million compared with $26.7 million in 1996. On a per share basis, earnings were $0.43 in 1997 versus $0.46 one year ago.

Commenting on the results, President and Chief Executive Officer, John G.
Johnson, Jr., stated, "We are pleased with the revenue increases compared with the previous year. Revenue from our Industrial Parts Cleaner Service grew 10% while the Fluid Recovery service jumped nearly 18%, reflecting the addition of the Lab Pack Service announced earlier this year. The Lab Pack market is in excess of $400 million and we see an excellent opportunity to leverage existing relationships as we introduce this service. Automotive/Retail Repair Services increased 11% compared with the second quarter last year due primarily to the contribution from Vacuum Services. Our new services, which we define as Imaging, Vacuum and Lab Pack, collectively contributed $11.5 million in revenue during the quarter or approximately $50 million on an annualized basis."

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SAFETY-KLEEN CORP.
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Johnson added, "We continue to move forward with our new business strategy and currently have the next extension to our Industrial Fluid Recovery Service in the test stage."

Johnson further noted, "On the earnings side, the Company's margins have been impacted by the start up costs associated with our new businesses. We believe these services will begin to contribute to the earnings momentum by year-end.
Our results also continue to be negatively affected by the depressed lube oil pricing. Had pricing remained constant with prices in the second quarter of 1996, consolidated revenue and net earnings for the second quarter would have increased by 10% and 8%, respectively," Johnson concluded.

The Company also announced that its European operations continued to show solid improvement for the quarter with revenue increasing 7%, excluding the impact of currency fluctuations. Net earnings doubled those of the corresponding period last year.

Safety-Kleen is a leading industrial and environmental service company dedicated to helping businesses recycle and process their waste streams. Safety-Kleen stock is traded on the New York Stock Exchange under the symbol "SK". For further information, contact Safety-Kleen via e-mail: FINANCE@SAFETY-KLEEN.COM

PRIVATE SECURITIES LITIGATION REFORM ACT DISCLOSURE
This press release contains various forward-looking statements, including revenue and operating projections. There are many factors that could cause actual results to differ materially, such as: adoption of new environmental laws and regulations; general business conditions, such as the level of competition;
changes in demand for the Company's services and the price of petroleum based products.

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                                                   CONSOLIDATED STATEMENT OF EARNINGS
                                               ($ in thousands, except per share amounts)
                                                                   TWELVE                              TWENTY-FOUR
                                                                 WEEKS ENDED                           WEEKS ENDED
                                                       Jun. 14,1997     Jun. 15, 1996          Jun. 14,1997  Jun. 15, 1996
Revenue
  North America
     Automotive/Retail Repair Services                     $60,559         $54,498                $119,876   $109,107

     Industrial Services
       Parts Cleaner                                        31,737          28,870                  62,766     57,633
       Fluid Recovery                                       38,746          32,973                  73,103     63,421
       Total Industrial                                     70,483          61,843                 135,869    121,054

     Oil Recovery Services                                  35,656          36,074                  68,514     66,473
     Other                                                  38,208          34,978                  75,457     68,012
     Total North America                                   204,906         187,393                 399,716    364,646

  Europe                                                    25,022          23,962                  50,442     48,432

Consolidated Revenue                                       229,928         211,355                 450,158    413,078

Operating costs and expenses                               171,707         154,788                 335,791    300,611
Gross profit                                                58,221          56,567                 114,367    112,467
Selling and administrative expenses                         32,730          30,099                  65,305     59,827

Operating income                                            25,491          26,468                  49,062     52,640

Interest expense, net                                        3,991           4,194                   8,125      8,278

Earnings before income taxes                                21,500          22,274                  40,937     44,362

Income taxes                                                 8,159           8,670                  15,758     17,681

Net earnings                                               $13,341         $13,604                 $25,179    $26,681

Earnings per common and common
  equivalent share                                           $0.23           $0.23                   $0.43      $0.46

Average number of common and common
  equivalent shares outstanding                             58,286          58,041                  58,355     57,983

Cash dividends per common share                              $0.09           $0.09                   $0.18      $0.18

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1.  The Company's interim reporting periods are twelve weeks each for the first three reporting periods of the year and seventeen and sixteen weeks for the fourth reporting period of 1997 and 1996, respectively.

                                        CONDENSED CONSOLIDATED BALANCE SHEET
                                                   ($ in millions)

                                                       JUNE 14, 1997           DEC. 28, 1996
                                                       -------------           -------------
Assets
         Current Assets                                 $   240.3                $   230.1
         Property, plant and equipment, net                 634.9                    646.8
         Other assets                                       168.9                    167.9
                                                       ------------             -------------
                                                       ============             =============
                                                        $ 1,044.1                $ 1,044.8
                                                       ============             =============

Liabilities and Shareholders' Equity
         Current liabilities                            $   162.2                $   157.8
         Long-term debt                                     261.7                    277.0
         Other liabilities and deferrals                    133.0                    129.7
         Shareholders' equity                               487.2                    480.3

                                                       ------------             -------------
                                                       ============             =============
                                                        $ 1,044.1                $  1,044.8
                                                      =============             =============